UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Results of an Early Classified Investors Tender in connection with a Potential Offerings of a New Series of Debentures in Israel

Ellomay Capital Ltd., or the Company, hereby announces that the Company completed the institutional and classified investors tender, or the Institutional Tender, in connection with the offering, in Israel only, or the Offering, of a new Series C Debentures. The Institutional Tender followed the previously announced publication in Israel of a prospectus for the Offering. The maximum offering amount was updated to NIS 90,000,000 (approximately $25.4 million).

At the Institutional Tender, the bidders submitted early commitments to place orders for approximately NIS 182 million par value of the Series C Debentures at the public tender, of which the Company intends to accept commitments in the aggregate amount of approximately NIS 86.5 million (approximately $24.4 million). The early commitments that will be accepted are at an annual interest rate of no more than 3.3%, which will be set as the maximum annual interest rate in the public tender (to the extend carried out). The Series C Debentures are offered at par value. The early commitments received in the Institutional Tender are binding and in consideration for making the early commitments the institutional and classified investors will receive an early commitment commission of 0.5%.

The Offering and the issuance of the Series C Debentures is subject, among other things, to the approval of the Company’s Board of Directors, to the completion of a public tender and to the approval of the Tel Aviv Stock Exchange for the listing of the Series C Debentures. There is no assurance that these conditions will be fulfilled.

The date of the public tender, including the final structure of the Offering, will be published in Israel by the Company in a Complementary Notice in Hebrew. For additional details see the Form 6-K submitted by the Company to the Securities and Exchange Commission on July 15, 2019.

The Offering described in this report, if made, will be made in Israel only and not to U.S. persons. The Series C Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this report constitutes a public offering or an invitation to purchase the Series C Debentures.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. Specifically, the forward-looking statements relating to the execution of the Offering and the amount to be raised are subject to uncertainties and assumptions about market conditions, sufficient offers received for an adequate interest rate and receipt of required approvals. The actual conditions could lead to materially different outcome than that set forth above. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By: /s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: July 18, 2019